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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                      REPORT ON FORM 6-K DATED APRIL 30, 2009

                        Commission File Number: 000-51183

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                          SHAMIR OPTICAL INDUSTRY LTD.
                 (Translation of Registrant's Name Into English)

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                      Kibbutz Shamir, Upper Galilee, 12135
                    (Address of principal executive offices)

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     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                        Form 20-F [X]   Form 40-F [_]

     (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                              Yes [_]   No [X]

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-_______)

This report on Form 6-K is hereby incorporated by reference into the registration statements on Form S-8 filed by the Registrant with the Securities and Exchange Commission on September 28, 2006 (File No. 333-137628), on
September 10, 2007 (File No. 333-137628) and on September 10, 2008 (File No.
333-153396).

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                   Shamir Optical Industry Ltd.
                                   (Registrant)

Date: April 30, 2009
                                      By:  /s/ David Bar-Yosef
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                                           David Bar-Yosef, Advocate
                                           General Counsel

Investor Relations Contacts:
Roni Gavrielov                      Jeffrey Goldberger/Marybeth Csaby
KM / KCSA Investor Relations        KCSA Strategic Communications
+972-3-516-7620                     212-896-1249/212-896-1236
roni@km-ir.co.il                    jgoldberger@kcsa.com / mcsaby@kcsa.com

                          SHAMIR OPTICAL INDUSTRY LTD.
               APPOINTS AMOS NETZER AS NEW CHIEF EXECUTIVE OFFICER

     KIBBUTZ SHAMIR, ISRAEL, APRIL 30, 2009 - Shamir Optical Industry Ltd.
(Nasdaq: SHMR) ("SHAMIR"), a leading provider of innovative products and technology to the ophthalmic lens market, today announced that it has appointed
Mr. Amos Netzer, age 53, as its new chief executive officer, replacing Mr. Eyal
Hayardeny who has resigned from the position. The appointment of Mr. Netzer will become effective on July 1, 2009.

     Mr. Netzer currently serves as the chief executive officer of Spirit
Economic Consultants Ltd. He served as an external director of the Shamir board of directors until April 26, 2007. From July 2000 and until September 2007 he served as the managing director of Palram Industries Ltd., a public company traded on the Tel Aviv Stock Exchange. From 1998 until 2000 he was the managing director of SMS, a private company engaged in the production and distribution of plastic products to world markets. Between 1993 and 1997, he was president of
Suntuf, Inc., a U.S.-based company where he was responsible for the establishment of the North and South American marketing and distribution network of Palram-Paltough Ltd. He currently serves as a board member of Palram Industry
Ltd., SZP Ltd., Al Baad Ltd., and as the chairman of the board of directors of
Bio Bee Ltd., and Polyrit Ltd. He holds a B.Sc. degree in industry and administrative engineering from the Technion Institute in Haifa and an MS degree in public policy from Tel Aviv University.

     "We are satisfied that Amos shall serve as Shamir's new chief executive officer. We are sure that his wide experience in previous positions shall assist to promote Shamir and its subsidiaries worldwide" said Uzi Tzur, the chairman of
Shamir's board of directors.

     Uzi Tzur added, "We thank Eyal Hayardeny for his contribution to Shamir for approximately five years, including his work during Shamir's public offering and his service as executive vice president and vice president of business development, and would like to wish him success at his new path."

ABOUT SHAMIR

     Shamir is a leading provider of innovative products and technology to the spectacle lens market. Utilizing its proprietary technology, the company develops, designs, manufactures, and markets progressive lenses to sell to the ophthalmic market. In addition, Shamir utilizes its technology to provide design services to optical lens manufacturers under service and royalty agreements.
Progressive lenses are used to treat presbyopia, a vision condition where the eye loses its ability to focus on close objects. Progressive lenses combine several optical strengths into a single lens to provide a gradual and seamless transition from near to intermediate, to distant vision. Shamir differentiates its products from its competitors' primarily through lens design. Shamir's leading lenses are marketed under a variety of trade names, including Shamir
Genesis(TM), Shamir Piccolo(TM), Shamir Office(TM), Shamir Nano(TM), Shamir
Autograph(TM) and Shamir Smart(TM). Shamir believes that it has one of the world's preeminent research and development teams for progressive lenses, molds, and complementary technologies and tools. Shamir developed software dedicated to the design of progressive lenses. This software is based on Shamir's proprietary mathematical algorithms that optimize designs of progressive lenses for a variety of activities and environments. Shamir also has created software tools specifically designed for research and development and production requirements, including Eye Point Technology software, which simulates human vision.

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